Exhibit 99.3

TAOMEE HOLDINGS LIMITED
 (Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: TAOM)

Form of Proxy for Annual General Meeting (or any adjournment thereof) to be held on July 23, 2013 and at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China

Introduction

This Form of Proxy is furnished for use at the Annual General Meeting of the Company to be held at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China on July 23, 2013 at 10:00 a.m. (Beijing Standard Time) , and at any adjournment(s) thereof (the “AGM”) for the purposes set forth in the accompanying Notice of Annual General Meeting.

Only the holders of record of the ordinary shares of par value US$0.00002 each (“Ordinary Shares”) at the close of business on June 21, 2013 (the “Record Date”) are entitled to notice of and to vote at the AGM. Each Ordinary Share shall be entitled to one vote on all matters.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the proxy will exercise his/her discretion as to whether he/she votes and if so how. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) delivered to the Company’s office at 14/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District, Shanghai 200233, People’s Republic of China marked for the attention of Zoey Chang, not later than 48 hours before the time for the holding of the AGM or adjourned AGM in accordance with the Articles of Association of the Company.

Form of Proxy for use at the Annual General Meeting (or any adjournment thereof) to be held on July 23, 2013 and at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China

I/We,                                                       of                                                                                                                                                                              , being the registered holder(s) of                                            ordinary shares (Note 1) of par value US$0.00002 each, of Taomee Holdings Limited (the “Company”) hereby appoint the Chairman of the Annual General Meeting (Note 2) or                                        of                                                                                      as my/our proxy to attend and act for me/us at the Annual General Meeting (or any adjournment thereof) of the Company to be held at 10:00 a.m. (Beijing Standard Time) on July 23, 2013 at 26th Floor, Two ifc, 8 Century Boulevard, Shanghai, China,  for the purpose of considering and, if thought fit, passing and approving the resolutions referred to in the Notice convening the Annual General Meeting dated June 21, 2013 (“Notice of AGM”), and at such meeting (or any  adjournment thereof) in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, or on any other matter which may be considered at the annual general meeting (or any adjournment thereof) as my/our proxy thinks fit.

	Ordinary Resolutions	For	Against	Abstain
1.	That Mr. Crow Zhen Wei be re-elected as a Class B Director of the Company

2.	That Mr. Shengwen Rong be re-elected as a Class B Director of the Company

3.	That Mr. George Kuan be re-elected as a Class B Director of the Company

4.	That Deloitte Touche Tohmatsu Certified Public Accountants LLP be appointed as the independent auditor of the Company for the fiscal year ending December 31, 2013

5.	That each of the Directors be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such Director, in his or her absolute discretion, thinks fit.

Dated , 2013	Signature(s)

Notes:

1                   Please insert the number of ordinary shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2                   If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE ANNUAL GENERAL MEETING OR” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.